Mail Stop 6010

July 18, 2006

Mr. Ross Goolsby
Chief Financial Officer
Sigmatel, Inc.
1601 South MoPac Expressway
Austin, TX 78746

      Re: **Sigmatel, Inc.**
               Form 10-K for the Year Ended December 31, 2005 and related filings
               Form 10-Q for the Quarter Ended March 31, 2006
               File No. 000-50391

Dear Mr. Goolsby:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant